WITS GOLD

A long term option on gold

Witwatersrand Consolidated Gold Resources Ltd
Reg. No: 2002/031365/06
70 Fox Street, Johannesburg, South Africa
P O Box 61147, Marshalltown, 2107
Tel: +27 11 832 1749 Fax: +27 11 838 3208
www.witsgold.com
TSX: WGR JSE: WGR

09046479

Rule 12g3-2(b) File No. 82-34986

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

RECEIVED 2009 JUN -9 P 12:42

29 May 2009

Re: Witwatersrand Consolidated Gold Resources Limited
Rule 12g3-2(b) File No. 82-34986

Dear Sirs:

The enclosed audited provisional results and supplemental information is being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Witwatersrand Consolidated Gold Resources Limited (the "**Company**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) under the Act with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Ms L Firth
Financial Controller

Email: LindaF@witsgold.com
Enclosure: 13 Pages

DIRECTORS:
A R FLEMING (CHAIRMAN)* • PROF T MOKOENA * (DEPUTY CHAIRMAN) • DR H L M MATHE* • D M URQUHART (CFO)
• DR M B WATCHORN (CEO) • G M WILSON* • B J DOWDEN (COMPANY SECRETARY)
*NON EXECUTIVE

dlw 7/9

FILE NO. 82-34986

RECEIVED 2008 JUN -9 P 12:43

Witwatersrand Consolidated Gold Resources Limited
(Incorporated in the Republic of South Africa)
Registration Number 2002/031365/06
("Wits Gold")
JSE Code: WGR
ISIN: ZAE000079703
TSX Code: WGR
CUSIP Number: S98297104

Trading update

In terms of the Listings Requirements of JSE Limited, companies are required to publish a trading statement as soon as they become reasonably certain that the financial results for the period to be reported on will be more that 20% different from that of the previous corresponding period. Accordingly, a review of the financial results for the 12 months ended 28 February 2009 by management has indicated that they expect a basic Loss per share of between 11,84 cents per share and 14,45 cents per share and headline Loss per share of between 11,88 cents per share and 14,50 cents per share. In the prior comparative period the company reported a basic and headline Profit per share of 2,82 cents per share.

This increase in the basic Loss and headline Loss per share is mainly attributable to a reduction in the fair value gain on financial asset(13,9m); increases in consulting fees (R1,5m)and in investor relations expenditure (R2,2m); offset by an increase in finance income (R6,4m)and reductions in stock exchange listing and related expenditure (R4,1m) and in the tax charge (R2,8m). In addition the weighted average number of shares in issue increased by 1 492 263.

The financial information on which this trading statement is based has not been reviewed or reported on by Wits Gold's auditors. The results for the 12 months ended 28 February 2009 are expected to be published on or about 29 May 2009.

11 May 2009

Sponsor
PricewaterhouseCoopers Corporate Finance (Proprietary) Limited
(Registration number 1970/003711/07)

FILE NO.
82-34986
RECEIVED
2009 JUN -9 P 12:42

WGR - Wits Gold increases Indicated Mineral Resources in the southern Free State

Witwatersrand Consolidated Gold Resources Limited (`Wits Gold` or `the Company`)
(Incorporated in the Republic of South Africa)
Registration Number 2002/031365/06
JSE Code: WGR
ISIN: ZAE000079703
TSX Code: WGR
CUSIP Number: S98297104

WITS GOLD INCREASES INDICATED MINERAL RESOURCES IN THE SOUTHERN FREE STATE

Wits Gold is pleased to announce the completion of an independent review of the mineral resources in the company's De Bron project, situated immediately south of Harmony Gold Mine in the Free State Goldfield. This review was undertaken on 30th April 2009 by Snowden Mining Industry Consultants ('Snowden') following the completion of Wits Gold's recent drilling programme in the area. Using a cutoff gold value of 300cm.g/t, this estimate by Snowden has outlined an Indicated Resource on the Beatrix, Kalkoenkrans, B and Leader Reefs of 23.2Mt at an average grade of 5.2g/t containing 119.7 tonnes (3.85Moz) of gold. This represents a 1.15Moz or 41% increase in the contained gold relative to the previous Indicated Resource of 16.1Mt at an average of 5.3g/t equivalent to 85.0 tonnes (2.7Moz) of gold. At the same time, the estimated Inferred Resource on these reefs has decreased 27% from a previous 12.0Mt at 5.6g/t for 67.2 tonnes (2.2Moz) of gold to a present 9.4Mt at 5.3g/t containing 49.1 tonnes (1.58Moz) of gold.

Commenting on the results of the revised resource estimate, Chief Executive Officer, Dr Marc Watchorn said, 'Wits Gold's stated intention has been to focus on exploration projects that have the potential to host gold deposits containing resources in excess of 5Moz. De Bron represents one such project where the company has successfully been able to identify shallow resources at depths of 500-1200 metres below surface. This achievement has been brought about largely by additional drilling that has substantiated the company's predictive geological model for the area.'

Wits Gold has commissioned a pre-feasibility study to consider the economics of mining at De Bron as well as the adjacent Bloemhoek area. This study is being undertaken on behalf of the company by Turnberry Projects together with Ukwazi Mining Solutions. The results from a number of alternative mine designs will become available over the next three months.

NI 43-101 Statement

The resource estimation at De Bron was conducted by qualified persons George Gilchrist, Consultant Geologist and Shaun Hackett, Principal Consultant both of whom are full time employees of Snowden and are independent of Wits Gold. Mr Gilchrist and Mr Hackett have verified the information contained in this news release.

Information concerning the geology, mineral occurrences, nature of mineralization, rock types, quality assurance and quality control measures applied, geological controls, sampling data, analytical or testing procedures, the names of analytical laboratories used and the key assumptions, parameters and methods used to estimate the mineral resources have previously been communicated in the Company's filed NI 43-101 compliant Independent Technical Report dated November 2007, which can be viewed at www.sedar.com.

FILE NO - 82-34986

Forward-Looking Information

Certain statements in this news release may constitute forward-looking information within the meaning of securities laws. In some cases, forward looking information can be identified by use of terms such as "may", "will", "should", "expect", "believe", "plan", "scheduled", "intend", "estimate", "forecast", "predict", "potential", "continue", "anticipate" or other similar expressions concerning matters that are not historical facts. Forward-looking information may relate to management's future outlook and anticipated events or results, and may include statements or information regarding the future plans or prospects of the Company. Without limitation, statements about the timing of a pre-feasibility study are forward-looking information.

Forward looking information involves known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from the future results, performance or achievements expressed or implied by such forward looking information. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa; decreases in the market price of gold; hazards associated with underground and surface gold mining; the ability to attract and retain qualified personnel; labor disruptions; changes in laws and government regulations, particularly environmental regulations and mineral rights legislation including risks relating to the acquisition of the necessary licences and permits; changes in exchange rates; currency devaluations and inflation and other macro-economic factors; risk of changes in capital and operating costs, financing, capitalization and liquidity risks, including the risk that the financing required to fund all currently planned exploration and related activities may not be available on satisfactory terms, or at all; the ability to maximize the value of any economic resources. These forward-looking statements speak only as of the date of this document.

You should not place undue importance on forward-looking information and should not rely upon this information as of any other date. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events except where required by applicable laws.

For further information please contact:
Marc Watchorn
Chief Executive Officer
Tel: +27 11 832 1749

Hethen Hira
Investor Relations
Tel: +27 11 832 1749

Johannesburg

6 May 2009

FILE NO
82-34986

Witwatersrand Consolidated Gold Resources Limited
("Wits Gold" or "the Company")
(Registration Number 2002/031365/06)
JSE Share Code: WGR ISIN: ZAE000079703
TSX Share Code: WGR CUSIP Number: S98297104

RECEIVED
2008 JUN -9 P 12:42

Audited provisional results
for the year ended 28 February 2009

All figures quoted in South African Rands unless otherwise stated

Audited provisional balance sheet
at 28 February 2009

	2009 R	2008 R
Assets		
Non-current assets	86 751 487	51 089 076
Property and equipment	5 592 553	9 101 988
Intangible exploration and evaluation assets	81 042 530	41 987 088
Deferred taxation	116 404	–
Current assets	118 571 960	151 446 737
Financial asset	–	14 053 848
Other receivables	1 508 824	1 324 819
Cash and cash equivalents	117 063 136	136 068 070
Total assets	205 323 447	202 535 813
Equity and liabilities		
Capital and reserves	192 999 070	190 581 149
Ordinary share capital	278 909	272 909
Share premium	185 971 589	179 582 518
Equity-settled share-based payment reserve	17 849 857	14 998 351
Revaluation reserve	1 187 582	4 392 300
Accumulated loss	(12 288 867)	(8 664 929)
Non-current liabilities		
Deferred taxation	–	2 503 894
Current liabilities	12 324 377	9 450 770
Trade and other payables	6 740 930	6 860 826
Taxation payable	5 183 447	2 083 944
Provisions	400 000	506 000
Total equity and liabilities	205 323 447	202 535 813

FILE NO
82-34986

Audited provisional income statement
for the year ended 28 February 2009

	2009 R	2008 R
Revenue	–	–
Operating costs	(18 232 838)	(18 541 040)
Operating loss	(18 232 838)	(18 541 040)
Profit on disposal of non-current assets	14 585	–
Finance income	15 411 414	9 020 296
Other income	4 320	3 509
Fair value gain on financial asset	245 152	14 126 675
Interest expense	(34 592)	–
(Loss)/profit for the year	(2 591 959)	4 609 440
Taxation	(1 031 979)	(3 872 813)
(Loss)/profit for the year after taxation	(3 623 938)	736 627
Basic (loss)/earnings per share (cents)	(13,14)	2,82
Diluted (loss)/earnings per share (cents)	(20,26)	2,76
Supplementary information:		
Reconciliation between (loss)/earnings and headline (loss)/earnings		
(Loss)/profit for the year after taxation	(3 623 938)	736 627
Profit on disposal of non-current assets	(14 585)	–
Headline (loss)/profit	(3 638 523)	736 627
Number of shares in issue	27 890 916	27 290 916
Weighted average number of shares in issue	27 581 457	26 089 194
Diluted weighted average number of shares in issue	27 706 457	26 689 194
Performance per ordinary share		
Basic headline (loss)/earnings per share (cents)	(13,19)	2,82
Diluted headline (loss)/earnings per share (cents)	(20,32)	2,76
Net asset value per share (cents)	691,98	698,33
Net tangible asset value per share (cents)	401,41	544,48

FILE NO.
82-34986

Audited provisional cash flow statement
for the year ended 28 February 2009

	2009 R	2008 R
Cash flows from operating activities		
Cash utilised in operating activities	(15 345 709)	(6 757 842)
Finance income received	15 411 414	9 020 296
Interest paid	(34 592)	–
Taxation paid	(4 322)	–
Net cash generated by operating activities	26 791	2 262 454
Cash flows from investing activities		
Additions to property and equipment	(853 622)	(969 266)
Additions to intangible exploration and evaluation assets	(39 055 442)	(17 439 625)
Proceeds on disposal of non-current asset	183 268	–
Proceeds from financial asset realised	14 299 000	14 299 000
Net cash utilised in investing activities	(25 426 796)	(4 109 891)
Cash flows from financing activities		
Proceeds from issue of shares	6 370 000	96 333 160
Net share issue cost reversal/(expense)	25 071	(2 164 675)
Decrease in loan to shareholder	–	43 219
Net cash generated by financing activities	6 395 071	94 211 704
(Decrease)/increase in cash and cash equivalents	(19 004 934)	92 364 267
Cash and cash equivalents at beginning of the year	136 068 070	43 703 803
Cash and cash equivalents at end of the year	117 063 136	136 068 070

FILE NO.

82-34986

Audited provisional statement of changes in equity for the year ended 28 February 2009

	Ordinary share capital R	Share premium R	Equity-settled share-based payment reserve R
Balance at 28 February 2007	256 110	85 430 832	7 840 564
Profit for the year	–	–	–
Equity-settled share-based payment	–	–	7 157 787
Issue of shares	16 799	96 316 361	–
Qualifying costs of share issue	–	(2 164 675)	–
Surplus on revaluation of land and buildings	–	–	–
Deferred taxation on revaluation	–	–	–
Balance at 29 February 2008	272 909	179 582 518	14 998 351
Loss for the year	–	–	–
Equity-settled share-based payment	–	–	2 851 506
Issue of shares	6 000	6 364 000	–
Net reversal of qualifying costs of share issue	–	25 071	–
Reduction on revaluation of land and buildings	–	–	–
Deferred taxation on revaluation	–	–	–
Balance at 28 February 2009	278 909	185 971 589	17 849 857

	Revaluation reserve R	Accumulated loss R	Total capital and reserves R
Balance at 28 February 2007	–	(9 401 556)	84 125 950
Profit for the year	–	736 627	736 627
Equity-settled share-	–	–	7 157 787

FILE NO.
82 - 34986

based payment			
Issue of shares	–	–	96 333 160
Qualifying costs of share issue	–	–	(2 164 675)
Surplus on revaluation of land and buildings	5 107 326	–	5 107 326
Deferred taxation on revaluation	(715 026)	–	(715 026)
Balance at 29 February 2008	4 392 300	(8 664 929)	190 581 149
Loss for the year	–	(3 623 938)	(3 623 938)
Equity-settled share-based payment	–	–	2 851 506
Issue of shares	–	–	6 370 000
Net reversal of qualifying costs of share issue	–	–	25 071
Reduction on revaluation of land and buildings	(3 753 170)	–	(3 753 170)
Deferred taxation on revaluation	548 452	–	548 452
Balance at 28 February 2009	1 187 582	(12 288 867)	192 999 070

Notes to the provisional financial results
Nature of business
Witwatersrand Consolidated Gold Resources Limited is a company domiciled in the Republic of South Africa. The Company's shares are publicly traded on the JSE Limited and on the Toronto Stock Exchanges. The Company carries on the business of acquiring, preserving, evaluating, trading and developing prospecting rights for exploration and investment purposes.

The Company is involved in the mineral exploration industry and it has not, and does not in the near future, expect to generate any operating income. Mineral exploration is highly speculative due to a number of significant risks, including the possible failure to discover mineral deposits that are sufficient in quantity and quality to justify the completion of pre-feasibility or feasibility studies. Despite historical exploration work on the Company's prospecting rights, no known bodies of commercial ore or economic deposits have been established. Significant additional work will be required in order to determine if any economic deposits occur on any of the Company's properties.

Operational review (this section has not been audited by KPMG Inc.)
During the year under review, the Company completed 14 755 metres of diamond core drilling in 11 boreholes on its prospecting rights within the Witwatersrand Basin. Most of this drilling (eight boreholes) was undertaken in the Company's two most advanced projects, namely the De Bron and Bloemhoek Projects in the Southern

Free State Goldfield. The remaining holes were drilled within the Potchefstroom (two boreholes) and the Klerksdorp Goldfields (one borehole). There have been no material changes to the Company's resources as disclosed in its 2008 annual report.

Southern Free State Goldfield
Exploration in this goldfield is primarily focused on the contiguous Bloemhoek and De Bron Projects. Substantial laterally continuous gold mineralisation has been confirmed on the Beatrix, Kalkoenkrans, B and Leader Reefs at depths between 500 metres and 2 500 metres below surface.

These exploration results were sufficiently encouraging to commission pre-feasibility studies on both projects. These studies will consider the economics of mining at the Bloemhoek and adjacent De Bron Projects, and are being undertaken on behalf of the Company by Turnberry Projects together with Ukwazi Mining Solutions. The results from a number of alternative mine designs which consider mining the project jointly and separately should become available during the third quarter of 2009.

The Company acquired historical exploration data for its Beisa North project from AngloGold Ashanti Limited. This project is targeting the uraniferous Beisa Reef historically mined on the adjoining Beisa Uranium Mine that is currently part of the Beatrix West Gold Mine.

Wits Gold has used this information to re-interpret the structural and sedimentological setting of the Beisa Reef. Based on this new geological model, AMD Consulting CC has been commissioned to estimate a SAMREC compliant mineral resource for the Beisa Reef by mid 2009. Depending on the results of this study, management will develop an appropriate exploration strategy.

The Potchefstroom Goldfield
Two boreholes have been completed in the Kleinfontein Project situated in the north of the Potchefstroom Goldfield, targeting the Middelvlei and Carbon Leader Reefs at depths shallower than 2 000 metres below surface. The drilling was positioned to expand this resource northwestwards to its subcrop position against the Transvaal Supergroup cover rocks. However, the Carbon Leader and Middelvlei Reefs were only intersected in one of the boreholes due to the presence of faults. Consequently, any supplementary resources are likely to be provided only by the Middelvlei Reef, which is well developed in this area.

The Klerksdorp Goldfield
A single deep borehole, targeting the Vaal Reef, is currently in progress in the Kromdraai Project, situated to the northeast of the Klerksdorp Goldfield. Results are expected during mid 2009.

Qualified person
The technical and scientific information contained in this news release was reviewed by qualified person, Dirk Jacobus Muntingh, who is a full time employee of the Company. For further information concerning the Company's projects,

please see the Company's filed N143-101 compliant Independent Technical Report dated November 2007, which can be viewed at www.sedar.com.

The directors believe that the Company has sufficient capital to fund its planned exploration activities as well as to cover its estimated operating expenses for the foreseeable future. The Company also has the ability to downscale its operations at reasonably short notice, if required. However, in the longer term, the ongoing exploration of the Company's prospecting rights will be dependent upon the Company's ability to obtain additional financing through the joint venturing of projects, debt financing, equity financing or other means.

Financial review

Operating loss

The operating loss for the year under review reduced slightly by R0,3 million compared to the prior year. This reduction results mainly from reductions in respect of stock exchange listing and related expenditure (R4,7 million) and employment related expenditure (R0,4 million). These decreases were offset by elevated consulting fees (R1,5 million), depreciation charge (R0,2 million) and investor relations expenditure (R2,2 million).

Non-current assets

During the year, the Company incurred direct exploration expenditure in the amount of R39,1 million (2008: R17,4 million) which has been capitalised to intangible exploration and evaluation assets. The Company also incurred a further R0,2 million (2008: R0,4 million) on improvements to its land and buildings. The land and buildings were re-valued downwards by R3,8 million (2008: re-valued upwards by R5,1 million) as a result of independent market valuations thereof, undertaken in February 2009 and 2008.

Current assets

The financial asset amounting to R14,1 million at 29 February 2008 was settled in full in April 2008. The Company's cash and cash equivalents reduced by R19 million during the fiscal year which reflects the normal operational and exploration outflows offset by interest received and capital raised.

Current liabilities

The Company's rate of physical exploration drilling remained fairly static over the year and the main contributor to the increase in current liabilities to R12,3 million was an increase in the taxation liability of R3,1 million. This increase results from the provision for capital gains tax as well as normal company tax, the latter is due to non tax deductible expenditure being added back to the loss for the year.

Capital and reserves

During the year under review, the Company raised a total of R20,7 million (2008: R110,6 million) by way of private placements. This amount includes R14,3 million (2008: R14,3 million) relating to the excess proceeds from options granted to advisors. The equity settled share based payment reserve increased by R2,8 million (2008: R7,2 million) resulting from the accounting for employee and advisors share based payments. Based on an independent valuation on the land and buildings,

the revaluation reserve was adjusted downwards by R3,8 million (2008: upwards by R5,1 million).

Commitments

The Company has committed to spend R33,5 million on exploration activities and professional fees during the next five years. All of these commitments will be funded out of existing cash resources.

Basis of presentation

The financial results for the year ended 28 February 2009 comply with the listing requirements of the JSE Limited, International Financial Reporting Standards, the disclosure requirements of IAS 34 Interim Financial Reporting and the South African Companies Act, 61 of 1973, as amended. The accounting policies are consistent with those applied in the previous financial year. They do not include all the information required for full annual financial statements and should be read with the financial statements for the year ended 29 February 2008.

The Company consists of only one segment and there have been no changes to the composition of the entity. There has been no reclassification or correction of errors and no changes in accounting estimates. The Company does not have any contingent assets or liabilities and no material subsequent events have occurred since the balance sheet date. No material related party transactions have been identified.

Dividends

No dividends were declared or paid by the Company during the year under review (2008: Rnil).

Going concern

Due to the inherent risk in the nature of exploration activities, there may be uncertainty regarding the recoverability of the Company's exploration expenditure. To meet its ongoing obligations and maintain its operations, the Company will periodically seek to raise additional equity funding which will be premised on the exploration results and the contingent further exploration plans. This will be in the form of the issue of additional Company shares to both local and international markets.

After making enquiries the directors have reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future and that there are no material uncertainties that lead to significant doubt upon the Company's ability to continue as a going concern. Accordingly, the directors continue to adopt the going concern basis in preparing the financial statements.

Auditor's report

The auditors, KPMG Inc. have audited the annual financial statements for the year ended 28 February 2009. A copy of the auditor's unmodified report is available for inspection at the Company's registered office.

Annual general meeting
The annual general meeting of the Company's shareholders will take place at 12:00 hours on 24 July 2009, at the Wanderers Club, 21 North Road, Illovo, Johannesburg.

Forward-looking information
Certain statements in this news release may constitute forward-looking information within the meaning of securities laws. In some cases, forward looking information can be identified by use of terms such as "may", "will", "should", "expect", "believe", "plan", "scheduled", "intend", "estimate", "forecast", "predict", "potential", "continue", "anticipate" or other similar expressions concerning matters that are not historical facts. Forward-looking information may relate to management's future outlook and anticipated events or results, and may include statements or information regarding the future plans or prospects of the Company. Without limitation, statements about the timing of a pre-feasibility study are forward-looking information.

Forward-looking information involves known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from the future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa; decreases in the market price of gold; hazards associated with underground and surface gold mining; the ability to attract and retain qualified personnel; labour disruptions; changes in laws and government regulations, particularly environmental regulations and mineral rights legislation including risks relating to the acquisition of the necessary licences and permits; changes in exchange rates; currency devaluations and inflation and other macro-economic factors; risk of changes in capital and operating costs, financing, capitalisation and liquidity risks, including the risk that the financing required to fund all currently planned exploration and related activities may not be available on satisfactory terms, or at all; the ability to maximise the value of any economic resources. These forward-looking statements speak only as of the date of this document.

You should not place undue importance on forward-looking information and should not rely upon this information as of any other date. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events except where required by applicable laws.

For and on behalf of the Board

MB Watchorn
Chief executive officer

DM Urquhart
Chief financial officer

28 May 2009

File no
82-34986

Business and Registered Office
12th Floor, 70 Fox Street, Johannesburg, 2001
PO Box 61147, Marshalltown, 2107
Tel: (011) 832 1749
Fax: (011) 838 3208

Directors
Mr Adam Fleming (Chairman)*, Prof Taole Mokoena (Deputy Chairman)*, Dr Humphrey Mathe (Director)*, Mrs Gayle Wilson (Director)*, Dr Marc Watchorn (Chief Executive Officer),
Mr Derek Urquhart (Chief Financial Officer)
*Non-executive

Company Secretary
Mr Brian Dowden
7 Pam Road, Morningside Ext 5
Sandton, Johannesburg, 2057
PO Box 651129, Benmore, 2010
South Africa

Sponsor
PricewaterhouseCoopers
Corporate Finance (Pty) Ltd
2 Eglin Rd, Sunninghill, 2157
Private Bag X37, Sunninghill, 2157
South Africa

Transfer Secretary
JSE: Link Market Services SA (Pty) Ltd
TSX: CIBC Mellon Trust Company

www.witsgold.com